# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BEYOND AIR, INC., CIK 0001641631
CUSIP: 08862L103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 900 STEWART AVENUE, SUITE 301, GARDEN CITY, New York (NY), 11530
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001829126-24-006629
Filed by CIK 0001792691

## Reporting persons
- Avenue Venture Opportunities Fund, L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 3,229,149 (3.54% of the class)
  Comment: (1) Reporting Person directly holds an aggregate of (a) 438,463 shares of common stock, par value $0.0001 per share (the "Common Stock"), and (b) 2,790,686 shares of Common Stock issuable upon exercise of warrants outstanding. Aggregate ownership by Reporting Person is subject to a 9.9% limit at any one time.
  (2) Percent of class is based on. 91,162,515 fully diluted shares of Common Stock of Beyond Air, Inc. (the "Issuer") outstanding as of December 31, 2024.
- Avenue Venture Opportunities Fund II, L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 4,823,723 (5.31% of the class)
  Comment: (1) Reporting Person directly holds an aggregate of (a) 657,694 shares of Common Stock, and (b) 4,186,029 shares of Common Stock issuable upon exercise of warrants outstanding. Aggregate ownership by Reporting Person is subject to a 9.9% limit at any one time.
  (2) Percent of class is based on 91,162,515 fully diluted shares of Common Stock of Issuer outstanding as of December 31, 2024.
- Avenue Capital Management II, L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 8,072,872; shared voting power 0; sole dispositive power 8,072,872; shared dispositive power 0; aggregate amount beneficially owned 8,072,872 (8.86% of the class)
  Comment: (1) Avenue Capital Management II, L.P. is a registered investment adviser and is the manager ("Manager") of each of Avenue Venture Opportunities Fund, L.P. ("Fund") and Avenue Venture Opportunities Fund II, L.P. ("Fund II", and with Fund, the "Funds"). The general partner of each of Fund and Fund II has delegated all management authority to Manager and therefore, Manager has sole voting and dispositive power over all securities of Issuer held by the Funds but disclaims beneficial ownership thereof except to the extent of its pecuniary interest, if any, therein.
  (2) Percent of class is based on 91,162,515 fully diluted shares of Common Stock of Issuer outstanding as of December 31, 2024.
- Avenue Venture Opportunities Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 3,229,149 (3.54% of the class)
  Comment: (1) Avenue Venture Opportunities Partners, LLC ("AVOP") is the general partner of Fund and has delegated voting and dispositive power over securities held by Fund to Manager. AVOP disclaims beneficial ownership of securities held by Fund, except to the extent of its pecuniary interest, if any, therein.
  (2) Percent of class is based on 91,162,515 fully diluted shares of Common Stock of Issuer outstanding as of December 31, 2024.
- Avenue Venture Opportunities Partners II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 4,823,723 (5.31% of the class)
  Comment: (1) Avenue Venture Opportunities Partners II, LLC ("AVOPII") is the general partner of Fund II and has delegated voting and dispositive power over securities held by Fund II to Manager. AVOPII disclaims beneficial ownership of securities held by Fund II, except to the extent of its pecuniary interest, if any, therein.
  (2) Percent of class is based on 91,162,515 fully diluted shares of Common Stock of Issuer outstanding as of December 31, 2024.
- GL Venture Opportunities Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 3,229,149 (3.54% of the class)
  Comment: (1) GL Venture Opportunities Partners, LLC ("GLVOP") is the managing member of AVOP, the general partner of Fund. GLVOP has no voting or dispositive power over securities held by Fund and disclaims beneficial ownership of securities held by Fund, except to the extent of its pecuniary interest, if any, therein.
  (2) Percent of class is based on 91,162,515 fully diluted shares of Common Stock of Issuer outstanding as of December 31, 2024.
- GL Venture Opportunities Partners II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 4,823,723 (5.31% of the class)
  Comment: (1) GL Venture Opportunities Partners II, LLC ("GLVOPII") is the managing member of AVOPII, the general partner of Fund II. GLVOPII has no voting or dispositive power over securities held by Fund II and disclaims beneficial ownership of securities held by Fund II, except to the extent of its pecuniary interest, if any, therein.
  (2) Percent of class is based on 91,162,515 fully diluted shares of Common Stock of Issuer outstanding as of December 31, 2024.
- Marc Lasry: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 8,072,872 (8.86% of the class)
  Comment: (1) Marc Lasry is the beneficial owner of GLVOP and GLVOPII and therefore, is the ultimate beneficial owner of the Funds. Mr. Lasry does not have voting or dispositive power over securities held by the Funds.
  (2) Percent of class is based on 91,162,515 fully diluted shares of Common Stock of Issuer outstanding as of December 31, 2024.

## Item 1. Issuer
Name of issuer: BEYOND AIR, INC.
Address of issuer's principal executive offices: 900 Stewart Avenue, Suite 301, Garden City, NY 11530

## Item 2. Person Filing
Name of person filing:
Avenue Venture Opportunities Fund, L.P.,
Avenue Venture Opportunities Fund II, L.P.,
Avenue Capital Management II, L.P.,
Avenue Venture Opportunities Partners, LLC,
Avenue Venture Opportunities Partners II, LLC,
GL Venture Opportunities Partners, LLC,
GL Venture Opportunities Partners II, LLC,
Marc Lasry
Address of principal business office or, if none, residence:
Avenue Capital Group
11 West 42nd Street, 9th Floor,
New York, New York 10036
Citizenship:
Avenue Venture Opportunities Fund, L.P., Avenue Venture Opportunities Fund II, L.P., Avenue Capital Management II, L.P., Avenue Venture Opportunities Partners, LLC, Avenue Venture Opportunities Partners II, LLC, GL Venture Opportunities Partners, LLC, and GL Venture Opportunities Partners II, LLC are organized under the laws of the State of Delaware.
Marc Lasry is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by this Item 4(a) is set forth in Row (9) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Percent of class: The information required by this Item 4(b) is set forth in Row (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Sole power to vote or to direct the vote: The information required by this Item 4(c)(i) is set forth in Row (5) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by this Item 4(c)(ii) is set forth in Row (6) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by this Item 4(c)(iii) is set forth in Row (7) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by this Item 4(c)(iv) is set forth in Row (8) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Power of Attorney dated January 28, 2019 (filed as Exhibit 99.1 to Schedule 13G on October 3, 2024).
https://www.sec.gov/Archives/edgar/data/1792691/000182912624006629/beyondair_ex99-1.htm

Exhibit 99.2 Joint Filing Agreement dated October 3, 2024 (filed as Exhibit 99.2 to Schedule 13G on October 3, 2024).
https://www.sec.gov/Archives/edgar/data/1792691/000182912624006629/beyondair_ex99-2.htm

## Signatures
- Avenue Venture Opportunities Fund, L.P.: /s/ Andrew Schinder, Andrew Schinder Attorney-in-Fact for Marc Lasry, Member, Avenue Venture Opportunities Fund, L.P. (02/04/2025)
- Avenue Venture Opportunities Fund II, L.P.: /s/ Andrew Schinder, Andrew Schinder Attorney-in-Fact for Marc Lasry, Member, Avenue Venture Opportunities Fund II, L.P. (02/04/2025)
- Avenue Capital Management II, L.P.: /s/ Andrew Schinder, Andrew Schinder Attorney-in-Fact for Marc Lasry, Member, Avenue Capital Management II, L.P. (02/04/2025)
- Avenue Venture Opportunities Partners, LLC: /s/ Andrew Schinder, Andrew Schinder Attorney-in-Fact for Marc Lasry, Member, Avenue Venture Opportunities Partners, LLC (02/04/2025)
- Avenue Venture Opportunities Partners II, LLC: /s/ Andrew Schinder, Andrew Schinder Attorney-in-Fact for Marc Lasry, Member, Avenue Venture Opportunities Partners II, LLC (02/04/2025)
- GL Venture Opportunities Partners, LLC: /s/ Andrew Schinder, Andrew Schinder Attorney-in-Fact for Marc Lasry, Member, GL Venture Opportunities Partners, LLC (02/04/2025)
- GL Venture Opportunities Partners II, LLC: /s/ Andrew Schinder, Andrew Schinder Attorney-in-Fact for Marc Lasry, Member, GL Venture Opportunities Partners II, LLC (02/04/2025)
- Marc Lasry: /s/ Andrew Schinder, Marc Lasry Attorney-in-Fact for Marc Lasry (02/04/2025)